UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
CLEARANT, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
184690 204
(CUSIP Number)
April 25, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	184690 204	13G

1	Names Of Reporting Persons I.R.S. Identification Nos. of persons (entities only): Reserva Capital, LLC 20-2662322

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON:

	OO
1 Excludes 17,858 shares of common stock held of record by Reserva Capital, LLC, which have been previously pledged as security for a loan as to which interest payments have not been made.

CUSIP No.	184690 204	13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of persons (entities only): Bowmore, LLC 95-4854065

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		277,634

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		277,634

WITH	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	277,634

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.6%[1]

12	TYPE OF REPORTING PERSON:

	OO
1 Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

CUSIP No.	184690 204	13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of persons (entities only): Porfidio, LLC 33-0992186

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		14,613

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,613

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.03%[1]

12	TYPE OF REPORTING PERSON:

	OO
1 Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007

CUSIP No.	184690 204	13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of persons (entities only): Advanced Technology Holdings, LLC 208813651

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		4,285,715

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,285,715

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,285,715

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.6%[1]

12	TYPE OF REPORTING PERSON:

	OO
1 Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

CUSIP No.	184690 204	13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of persons (entities only): Terren S. Peizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		4,615,391[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,615,391[1]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,615,391[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.4%[2]

12	TYPE OF REPORTING PERSON:

IN
1 Includes options held by Mr. Peizer to purchase 21,286 shares of common stock at $9.24 per share and 16,143 shares at $31.50 per share which expire July 22, 2012 and December 1, 2011, respectively.
2 Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

Item 1.
(a)	Name of Issuer: Clearant, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1801 Avenue of Stars, Suite 435 Los Angeles, CA 90047
Item 2.
(a)	Name of Person Filing:

Reserva Capital, LLC Bowmore, LLC Porfidio, LLC Advanced Technology Holdings, LLC Terren S. Peizer

(b)	Address of Principal Business Office or, if none, Residence:

c/o Terren S. Peizer 11150 Santa Monica Boulevard, Suite 1500 Los Angeles, CA 90025

(c)	Citizenship:

Reserva Capital, LLC — California Bowmore, LLC — California Porfidio, LLC — California Advanced Technology Holdings, LLC — California Terren S. Peizer — United States of America

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

184690 204
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,615,391 [1]

(b)	Percentage of class: 9.6% [2]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 4,615,391 [1]

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of: 4,615,391 [1]

	(iv)	Shared power to dispose or to direct the disposition of:

[1]	On August 3, 2007, after recommendation by the Company’s board of directors, the holders of a majority of the Company’s common stock approved an amendment to the Company’s Certificate of Incorporation to permit the Company to effect a 1:14 reverse stock split of its common stock. The reverse stock split is effective as of August 23, 2007. All share data has been restated in this Amendment to reflect the reverse stock split.

Excludes 17,858 shares of common stock held of record by Reserva Capital, LLC, which has been previously pledged as security for a loan as to which interest payments have not been made. Includes 277,634 shares held by Bowmore, LLC and 14,613 shares held by Porfidio, LLC, each of which Terren S. Peizer is the sole managing member and options held by Mr. Peizer to purchase 21,286 shares of common stock at $9.24 per share and 16,143 shares at $31.50 per share which expire July 22, 2012 and December 1, 2011, respectively.

[2]	Assumes the exercise of all options held by Mr. Peizer. Applicable percentage ownership is based on 48,957,445 shares of common stock outstanding at November 19, 2007.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☐.
Item 6. Ownership of More than Five Percent on behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

Reserva Capital, LLC

By:	/s/ Terren S. Peizer

Name: Terren S. Peizer
Title: Managing Member

Bowmore, LLC

By:	/s/ Terren S. Peizer

Name: Terren S. Peizer
Title: Managing Member

Porfidio, LLC

By:	/s/ Terren S. Peizer

Name: Terren S. Peizer
Title: Managing Member

Advanced Technology Holdings, LLC

By:	/s/ Terren S. Peizer

Name: Terren S. Peizer
Title: Managing Member

/s/ Terren S. Peizer

Terren S. Peizer